Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

Daryl L. Lansdale, Jr.	direct dial:	(210) 270-9367
Partner	telephone:	(210) 224-5575
dlansdale@fulbright.com	facsimile:	(210) 270-7205
August 9, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Clear Channel Outdoor Holdings, Inc.: Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of Clear Channel Outdoor Holdings, Inc., a Delaware corporation, transmitted herewith for electronic filing pursuant to Regulation S-T and the Securities Act of 1933, as amended, is a registration statement on Form S-1, including exhibits. The filing has been effected through the Securities and Exchange Commission’s EDGAR electronic filing system.
     Filing fee in the amount of $41,195 has been paid via the U.S. treasury lockbox depository at the Mellon Bank.
     If you have any questions regarding the matters described herein, please telephone me at the number above.
Very truly yours,
/s/ Daryl L. Lansdale, Jr.
Enclosure

cc:	Clear Channel Outdoor Holdings, Inc.
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